10/8

02055332

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4741 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 10/9/02

82-4741

02 OCT -8 AM 11:25

SULTAN
Minerals Inc.

AR/S
12-31-99


Sultan Minerals Inc.
Sultan
Annual Report
1999
SUL-CDNX
29
15.24

Sultan Minerals Inc. • SUL - CDNX • 1999 Annual Report

CORPORATE INFORMATION

Sultan Minerals Inc.
Corporate Office

Suite 1610 - 777 Dunsmuir St.
Vancouver, BC
Canada, V7Y 1K4
PO Box 10435
Tel: (604) 687- 4622
Fax: (604) 687- 4212
Toll free: 1-888-267-1400
Web sites:
www.sultanminerals.com
www.langmining.com

Directors

Frank A. Lang, Chairman

Arthur G. Troup, President

Ben Ainsworth

Sargent H. Berner

Officer

Shannon Ross,
CFO & Corporate Secretary

Auditors

Morgan and Company

Legal Counsel

DuMoulin Black

Shares Listed

Canadian Venture Exchange
Symbol: SUL

Share Capitalization

Outstanding: 13,680,835
Fully Diluted: 16,353,835
(April 1, 2000)

U.S. Compliance

S.E.C.: 12g3-2(b): 82-4741

Cusip Number

29158L102

Transfer Agent

Montreal Trust Company

TABLE OF CONTENTS

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on June 21, 2000 at 2:00 pm at the office of DuMoulin Black, 10th floor – 555 Howe Street Vancouver, British Columbia.

LETTER TO THE SHAREHOLDERS



Arthur G. Troup, P.Eng.
President

I am pleased to present the Annual Report of Sultan Minerals Inc. for the year ended December 31, 1999. Prices for base and precious metals appeared to have bottomed during the past year and have now entered a recovery phase going forward into the year 2000. We anticipate that metal prices will continue to improve as demand for commodities increase with the recovery of the Asian economies.

The acquisition of the Kena gold-copper property in south-eastern British Columbia, Canada is the highlight of the Company's 1999 exploration activities.

THE KENA GOLD-COPPER PROPERTY:

In October, the Company entered into an option agreement to acquire the rights to the Kena Property, a "conformable copper and gold" prospect, located south of the community of Nelson in southeastern British Columbia. Several phases of percussion and core drilling were completed by previous owners over sections of the property and although encouraging copper and gold concentrations were intersected in the chlorite-sericite schist and dioritic host rocks, much of the previous drill core was not assayed.

In November, our geologist recognized visible gold in some 9,300 feet of unsampled drill core that remains on the property. Preliminary sampling of 1000 feet of this core showed consistent gold mineralization and up to 50.8 g/t gold in sections that were formerly considered unmineralized. These exciting developments suggest that the property has bulk tonnage potential that was previously overlooked.

Sultan can earn a 100% interest in the property subject to a 3.0% net smelter returns royalty on gold and silver and 1.5% net smelter returns royalty on other metals. On commencement of commercial production 50% of the royalty may be purchased for the greater of 7,000 ounces of gold or $2,000,000. The Company is currently compiling the available information on the property and is reviewing, splitting and assaying sections of the unsampled drill core stored on the property.

JERSEY-EMERALD PROPERTY:

The Company continues to hold its interest in the Jersey-Emerald lead-zinc-silver property in south-eastern British Columbia. The property includes the former Jersey and Emerald mines, which produced 8,500,000 tons of lead-zinc-silver ore and 1,100,000 tons of tungsten ore respectively.

During 1999, exploration work included geological mapping followed by magnetometer and reconnaissance gravity surveying over the 2.7 sq. km Wilson Creek silver-zinc-copper-barium anomaly, situated 3 kms south of the Jersey Mine. The geophysical surveys were run over the center of the soil geochemical anomaly. The results show magnetic highs related to pyrrhotite-bearing sulphide mineralization and an adjacent 400-metre wide gravity anomaly that may be reflecting subsurface concentrations of silver-zinc mineralization. Additional work involving an expanded gravity survey followed by excavator trenching and three diamond drill holes is recommended. The Company continues to pursue a joint-venture partnership to assist with further exploration and development of this property.

OTHER PROPERTIES:

In July 1999, Sultan completed its assessment of the True Blue property in southeastern British Columbia. The Company completed one diamond drill hole and although it successfully intersected a 2.0 metre section of mineralized quartz-sericite alteration, visual inspection of the core and subsequent assays proved the material to be uneconomic. Down-hole geophysical studies tested a 225-metre radius around the drill hole and suggested that the mineralization was unlikely to increase in size or grade within 150 metres of the hole. Based on these results, the Company dropped its interest in the property.

On behalf of the Board of Directors, I would like to express our gratitude and sincere appreciation to you, our shareholders, for your continued support, encouragement and confidence in our company during this challenging year. I would also like to thank our dedicated employees and consultants for the hard work, commitment and personal sacrifices they have made to insure the future growth of our company.

The Company is confident that the resource markets are showing signs of recovery, and we will continue to vigorously pursue opportunities for world-class exploration targets within the Americas.

With two exciting projects underway, I believe that 2000 will be a rewarding year for you and your company.

On behalf of the Board of Directors

Arthur G. Troup, P.Eng.
President



More than 9,000 feet of unsampled drill core currently stored on the property will be assayed in 2000

PROJECT REVIEW

Kena Gold-Copper Property, Nelson, British Columbia


British Columbia
Cat Showing
Limit of Geochemical Survey
Shaft Showing
Gold Mountain Zone
Kena Gold Zone
-N-
Gold Geochemistry
Legend
30 to 70 ppb
> 70 ppb
500 0 500 1000 1500
metre
South Gold Zone
Kena Copper Zone

Geochemical studies show a 4,000 metre-long gold and copper soil anomaly across the Kena property

The Kena Property is a porphyry-style, gold-copper prospect located near the town of Nelson in southeastern British Columbia. The property consists of approximately 2,000 hectares of land situated 45 kilometres north of the Cominco smelter at Trail, B.C.

The Kena Property was first reported as a mineralized area in the Geological Survey of Canada Summary Report for 1888-1889. Very little was known about the property until 1973 when it was staked for its copper-gold potential. From 1974 to 1991, several exploration companies conducted a number of exploration programs consisting of geological, geochemical and geophysical surveys, trenching and drilling on the separately owned Kena and Shaft Properties. No work has been done on the properties since 1991 and they have now been amalgamated under the name Kena Property.

GEOLOGY AND MINERALIZATION

The Kena Property is underlain by volcanic rocks of the Elise Formation (Rossland Group). The volcanics are intruded by the younger Silver King Porphyry stock. A large number of mineral occurrences, including the Kena and Shaft in the northeast and the Silver King Mine in the southwest, are spatially related to the Silver King stock.

The Elise Formation rocks are commonly altered and sheared. Brecciation, silicification and potassic alteration is prominent in areas with the best gold-copper mineralization. Associated minerals are often pyrite, chalcopyrite and finely disseminated magnetite.

Recent compilation work by the Company has indicated five mineralized zones on the Kena Property:

Kena Gold Zone: Within the Kena Gold Zone several historic diamond drill hole intercepts have returned significant widths of gold mineralization. In drill hole LK86-20, the entire 136.85 metre length of the hole averages 1.1 g/t gold, including a 31.43 metre wide zone which runs 2.3 g/t gold. The Kena Zone occurs in silicified and pyritized crackle-brecciated volcanics related to sub-concordant dioritic intrusions. Broad zones of disseminated pyrite and chalcopyrite occur with potassic alteration and silicification at the margins of the intrusions.

Kena Copper Zone: Sections of the Kena Copper Zone were previously explored for copper mineralization by short underground workings and a few drill holes. This work has resulted in a number of wide intercepts of low-grade copper mineralization which, recent sampling shows, carry gold values. Typical examples include an 82-metre long adit that grades 0.16% copper and a nearby drill hole that yielded 0.18% copper over 45 metres. A second drill hole, one kilometre to the northwest, yielded 0.27% copper over 51 metres, and a nearby 21-metre trench sample yielded 0.53% copper. Rock samples collected from the mineralized area carried up to 1.1 g/t gold. In the Kena Copper Zone, copper-gold mineralization occurs along quartz veinlets, as disseminations and fracture fillings in the intrusive rocks and as weaker disseminations and fracture fillings in tuffaceous rocks.

Shaft/Cat Zones: The Shaft and Cat showings are exposed in two trenches located 800 metres apart but along strike of each other at the north end of the soil geochemical anomaly. The two showings were previously explored by trenching and 5 short diamond drill holes. Surface grades ranged up to 6.2 g/t gold and up to 1.86% copper over 4 to 5 metre widths. Diamond drilling returned values up to 9.0 g/t gold and 1.13% copper over 4.1 metres of apparent thickness. Mineralization in this area is comprised of chalcopyrite, pyrite and magnetite as disseminations and fracture fillings in a northwest trending zone of shearing, parallel to the contact of the Silver King Porphyry.

Gold Mountain Zone: The Gold Mountain Zone is defined by a large gold in soil anomaly in the Gold Creek area. This zone lies along the contact between the Elise Volcanics and the Silver King Porphyry. In the southern end of the Gold Mountain Zone are four historic diamond drill holes which received very little core sampling. Infill sampling by the Company in 1999 found visible gold within a 60-metre length of well mineralized, unsampled core. Assay results from this hole indicated 107 metres grading 1.9 g/t gold, including 53 metres of 2.7 g/t gold and a one metre visible gold bearing interval which ran 50.8 g/t gold. Another nearby drill hole averaged greater than 0.5 g/t gold over 105 metres and remains only partially sampled. In the central portion of the Gold Mountain zone two historic diamond drill holes again confirmed wide widths of gold mineralization. One hole averaged 0.4 g/t gold over its entire 235.5 metre length, including 24 metres of 1.1 g/t gold and 9 metres of 2.3 g/t gold.

South Gold Zone: The South Gold Zone lies to the west of the Kena Copper Zone and follows the contact between the Elise Formation and the Silver King Porphyry. A large gold in soil geochemical anomaly trends parallel to this contact. A single historic diamond drill hole tested this anomaly, and returned 69 metres of greater than 0.3 g/t gold, and several 10-metre intersections of greater than 0.6 g/t gold, including 4.5 metres of 1.1 g/t gold. Recent geological and geochemical interpretations indicate that this drill hole was located just off the main target area.

EXPLORATION BY SULTAN IN 1999

In 1999, the property was submitted to Sultan Minerals Inc. and during the subsequent property examination it became apparent that much of the previously drilled core was never sampled although it appeared to be well mineralized. Upon reaching an agreement with the property owners, Sultan Minerals conducted a small exploration program consisting of confirmation trench chip sampling and infill diamond drill core assaying on the Kena Property. A total of 20 chip samples were collected from the Cat, Shaft and Main trenches and 209 diamond drill core samples were taken from previously unsampled core segments.

The trench results confirmed earlier sampling and returned 1.14g/t gold and 0.66% copper over 10.25 metres in the Cat trench and 5.64g/t gold and 0.95% copper over 12 metres in the Shaft trench. The 1999 drill core assay results were merged with those obtained previously and indicate that many of the drill holes in the Kena Gold Zone contain wider mineralized segments than previously believed. The results of the 1999 sampling program suggest that the property has a strong potential for hosting bulk tonnage gold and copper-gold deposits.

The 1999 study included compiling the copper and gold results of previously completed soil geochemical surveys over the property. These results show a strong 500-metre wide gold and copper soil anomaly that follows the east margin of the Silver King Porphyry for 5,000 metres.

2000 EXPLORATION PROGRAM

A two-phase exploration program has been recommended by the company's consulting geologists. Phase I is comprised of sampling 9,300 feet of unsampled drill core left by prior owners, infill and expanded soil geochemical surveys, detailed geological mapping, infill magnetometer and induced polarization geophysical surveys, excavator trenching and diamond drilling. Phase II is contingent upon the success of Phase I and would involve expanding areas highlighted by Phase I with reverse circulation rotary drilling in a formalized grid pattern. The initial phase of this program is budgeted at $200,000.

Preliminary sampling of drill core in 1999 shows up to 50.8 g/t gold in sections previously considered unmineralized



MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

For The Years Ended December 31, 1999 and 1998

The following discussion should be read in conjunction with the Company's 1999 Financial Statements and related notes thereto.

Overview

The Company's principal business is the exploration and development of mineral properties. The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the Company as having favourable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Operating Results

For the fiscal year ended December 31, 1999, (" fiscal 1999"), the Company earned $3,486 in interest and other revenue, with a loss for the year of $231,139 ($0.02 per common share) compared to $2,786 in revenue in 1998, and a loss for the 1998 fiscal year (" fiscal 1998") of $352,888 ($0.03 per common share).

Revenue

Interest revenue has increased marginally in fiscal 1999 over 1998 because of higher cash balances for part of the year shortly after completion of a private placement financing in the summer of fiscal 1999. During fiscal 1999, the Company sold its investment in shares of Blackwater Gold Corporation for a gain of $495.

Expenses

Total expenses were $234,625 in fiscal 1999 as compared to $355,764 in fiscal 1998. Legal, accounting and audit increased marginally from $13,945 to $15,698. The Company acquired the True Blue and Kena properties in fiscal 1999, which caused a slight increase in legal fees pertaining to these acquisitions. Management and consulting fees remain constant at $30,000 per year. The Company pays Lang Mining Corporation ("LMC") $2,500 per month in management fees and a 15% administrative charge on all costs paid by LMC. Office and administration costs have decreased from $155,764 in fiscal 1998 to $73,395 in fiscal 1999. This decrease is primarily due to a decrease in salaries and wages. The Company has not been very active and negotiated with LMC to reduce the percentage of shared expenses charged by Lang Mining Corp. in fiscal 1999 to reflect the reduced activity of the Company. Shareholder communications costs have remained constant with a minimal decrease in expenditure in fiscal 1999. The Company has spent $2,540 in fiscal 1999 on property investigation costs. Travel and conference costs have increased from $883 to $3,623. The Company wrote off its Mexico and Cone Hill claims in fiscal 1998 for a total of $125,933 and in fiscal 1999 the Company has written off its interest in the True Blue property in British Columbia for a total write off of $80,929.

Financing Activities and Capital Expenditures

For the fiscal year ending December 31, 1999, the Company raised $263,450 through a private placement of 1,750,000 units at $0.15 each and the exercise of 20,000 warrants at $0.22. Funds were used primarily for exploration activities. The Company expended $34,232 on the Kena Property, $50,939 on the Jersey Emerald Property, and $71,796 on the True Blue Property in fiscal 1999 for a total expenditure of $156,967 on mineral property interests.

Risks and Uncertainties

All of the Company's current exploration projects are in British Columbia, Canada where the currency is relatively stable. None of the Company's exploration projects have any identifiable ore reserves.

The Company has no revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of the Company's exploration properties within that time frame.

All of the Company's short to medium-term operating and exploration cash flow must be derived from external financing. The Company believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For fiscal 2000, the Company will continue to focus on the Jersey-Emerald silver-lead-zinc project in Salmo, and will commence an exploration program on its newly acquired Kena property near Nelson, British Columbia.

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 1999 and 1998, and the statements of operations and deficit, cash flows and mineral property interests for each of the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years ended December 31, 1999 and 1998, in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.



Morgan and Company
Chartered Accountants
Vancouver, Canada
April 14, 2000

SULTAN MINERALS INC.
BALANCE SHEETS
As at December 31, 1999 and 1998

		1999		1998
Assets				
Current assets				
Cash and cash equivalents	$	56,364	$	10,996
Accounts receivable		10,171		1,878
		66,535		12,874
Mineral property interests (see statement) (note 3)		1,874,497		1,798,459
Investments (Note 4)		3,913		5,113
Reclamation bonds		8,000		8,000
	$	1,952,945	$	1,824,446
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	30,763	$	32,863
Shareholders' Equity				
Share capital (Note 5)		8,845,735		8,483,997
Deficit		(6,923,553)		(6,692,414)
		1,922,182		1,791,583
	$	1,952,945	$	1,824,446

Approved by the Directors

Frank A. Lang

Arthur G. Troup

See accompanying notes to financial statements

SULTAN MINERALS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
Years Ended December 31, 1999 and 1998

	1999	1998
Revenue		
Interest	$ 2,991	$ 2,786
Gain on sale of investment	495	-
	3,486	2,786
Expenses		
Legal, accounting and audit	15,698	13,945
Management and consulting	30,000	30,000
Office and administration	73,395	155,764
Shareholder communications	28,440	29,149
Property investigation costs	2,540	-
Travel and conferences	3,623	883
Write-down of mineral property interests	80,929	125,933
	234,625	355,674
Loss for the year	(231,139)	(352,888)
Deficit, beginning of year	(6,692,414)	(6,339,526)
Deficit, end of year	$ (6,923,553)	$ (6,692,414)
Loss per share	$ (0.02)	$ (0.03)
Weighted average number of shares outstanding	12,193,520	10,184,522

See accompanying notes to financial statements

SULTAN MINERALS INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999 and 1998

	1999	1998
Cash provided by (used for)		
Operations		
Loss for the year	$ (231,139)	$ (352,888)
Items not affecting working capital		
Gain on sale of investment	(495)	-
Write-down of mineral property interests	80,929	125,933
	(150,705)	(226,955)
Changes in non-cash operating working capital		
Accounts receivable	(8,293)	1,583
Accounts payable and accrued liabilities	96,188	84,529
	(62,810)	(140,843)
Investing		
Mineral property interests		
Acquisition costs	(10,000)	(3,010)
Exploration and development costs	(146,967)	(28,496)
Proceeds on sale of investments	1,695	1
Reclamation deposits	-	(2,000)
	(155,272)	(33,505)
Financing		
Issuance of shares for cash, net	263,450	41,820
Cash and cash equivalents		
Increase (decrease) during the year	43,368	(132,528)
Balance, beginning of year	10,996	143,524
Balance, end of year	$ 56,364	$ 10,996
Supplemental information		
Issuance of shares for debt settlement	$ 98,288	$ 143,009
Shares issued for mineral property interests	$ -	$ 7,500

See accompanying notes to financial statements

SULTAN MINERALS INC.
STATEMENTS OF MINERAL PROPERTY INTERESTS
Years Ended December 31, 1999 and 1998

		1999		1998
Jersey-Emerald Property, British Columbia				
Acquisition costs				
Balance, beginning of year	$	628,272	$	618,162
Incurred during the year		10,000		10,110
Balance, end of year		638,272		628,272
Exploration and development costs				
Assays and analysis		689		4,975
Geological		14,188		1,955
Geophysical and geochemical		9,190		-
Site activities		12,980		201
Travel and accommodation		3,892		-
Incurred during the year		40,939		7,131
Balance, beginning of year		1,161,054		1,153,923
Balance, end of year		1,201,993		1,161,054
		1,840,265		1,789,326
True Blue Property, British Columbia				
Acquisition costs				
Balance, beginning of year		7,900		-
Incurred during the year		-		7,900
Write-down of mineral property		(7,900)		-
Balance, end of year		-		7,900
Exploration and development costs				
Assaying		396		-
Geological		16,906		1,025
Geophysical		6,920		-
Drilling		34,322		-
Site activities		8,458		208
Travel and accommodation		4,794		-
Incurred during the year		71,796		1,233
Balance, beginning of year		1,233		-
		73,029		1,233
Write-down of mineral property		(73,029)		-
Balance, end of year		-		9,133
Kena Property, British Columbia				
Exploration and development costs				
Assaying		3,984		-
Geological		14,250		-
Geophysical		10,690		-
Site activities		3,744		-
Travel and accommodation		1,564		-
Incurred during the year and balance, end of year		34,232		-
Other mineral properties				
Balance, beginning of year		-		113,301
Incurred during the year		-		12,632
Write down of mineral properties		-		(125,933)
Balance, end of year		-		-
Mineral Property Interests, end of year	$	1,874,497	$	1,798,459

See accompanying notes to financial statements

SULTAN MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 1999 and 1998

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and compliance with regulatory requirements.

2. Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and liquid investments with maturities of less than three months when purchased.

(c) Fair value of financial instruments

The carrying amount of cash and equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

(d) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of common shares issued and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred.

(e) Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

(f) Stock options

The Company from time to time issues stock options as described in note 5. No compensation expense is recognized when shares or stock options are issued. Consideration for shares issued on exercise of stock options is credited to share capital.

(g) Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and capital assets, reclamation obligations, rates for amortization, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

3. Mineral properties

At December 31, 1999, accumulated costs in respect to the Company's interest in mineral property interests owned, leased or under option, consisted of the following:

	Acquisition Costs	Deferred Exploration	1999	1998
Kena Property (note 3a)	$ -	$ 34,232	$ 34,232	$ -
Jersey-Emerald Property (note 3b)	638,272	1,201,993	1,840,265	1,789,326
True Blue Property (note 3c)	-	-	-	9,133
	$ 638,272	$1,236,225	$1,874,497	$1,798,459

(a) Kena Property, Nelson, British Columbia, Canada

The Company has entered into an option agreement to acquire a 100% interest in the Kena Property located south of the community of Nelson in southeastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling $110,000, issuing 200,000 common shares, and completing a work program totalling $600,000 by November 1, 2003. The Company must complete a minimum $12,000 due diligence program over the property by April 30, 2000. The property is subject to a 3% net smelter returns royalty on gold and silver and 1.5% on other metals. The Company has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production.

SULTAN MINERALS INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 1999 and 1998 (Cont'd)

(b) Jersey-Emerald Property, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3% net smelter royalty that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares.

The Tungsten King Prospect comprises 17 crown-granted mineral claims. The Company acquired a 100% interest in the property by issuing 100,000 shares of the Company. The Company has an option to acquire a 100% interest in three adjacent crown grants by making cash payments totalling $100,000 over five years, of which $40,000 has been paid.

The Company holds a 100% interest in the Truman Hill and Leroy North properties. The property is subject to a net smelter royalty of 1.5% of which 50% can be purchased by issuing 25,000 shares of the Company.

The Company holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a of 2% net smelter royalty, which the Company has the right to purchase for $500,000.

The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

(c) True Blue Property, Kaslo Area, British Columbia, Canada

Pursuant to an agreement dated October 23, 1998, the Company was granted an option to acquire a 100% interest in the True Blue Property in consideration for 50,000 shares of the Company. In order to maintain the option agreement in good standing, the Company was to make staged payments over three years of cash, common shares and work commitments, totalling $70,000, $150,000 and $550,000, respectively. After a short work program it was determined that the property did not meet the expectations of the Company and the property was abandoned and costs of $80,929 written off.

4. Investments

	Number of Shares		Book Value 1999		Book Value 1998
Emgold Mining Corporation	6,020	$	3,913	$	3,913
Blackwater Gold Corporation	Nil (1998-16,000)		-		1,200
		$	3,913	$	5,113

The quoted market value of the above securities as at December 31, 1999, was $1,565 (1998: $6,000).

5. Share capital

The authorized share capital of the Company consists of 50,000,000 common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of shares	Amount
Balance, December 31, 1997	10,110,189	$ 8,291,668
Options exercised at $0.21	92,000	19,320
Warrants exercised at $0.45	50,000	22,500
Mineral property – True Blue property at $0.15 (Note 3c)	50,000	7,500
Debt settlement at $0.15	953,393	143,009
Balance, December 31, 1998	11,255,582	8,483,997
Private placement at $0.15		
net of issue costs	1,750,000	259,050
Warrants exercised at $0.22	20,000	4,400
Debt settlement at $0.15	655,253	98,288
Balance, December 31, 1999	13,680,835	$ 8,845,735

(b) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the Canadian Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At December 31, 1999, the Company could issue up to 1,368,084 (1998 - 1,125,558) stock options. At year-end, there were 923,000 (1998 - 848,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

No share purchase options were exercised during fiscal 1999.

The following table summarizes information about the stock options outstanding at December 31, 1999:

Options Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 1999	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	10,500	4.0 Years	$0.150
$0.21	912,500	1.6 Years	$0.210
$0.15 to $0.21	923,000		

A summary of the changes in stock options for the years ended December 31, 1999 and 1998 is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 1997	703,500	$0.713
Granted	246,500	$0.210
Cancelled	(10,000)	$0.210
Exercised	(92,000)	$0.210
Balance, December 31, 1998	848,000	$0.271
Granted	270,000	$0.172
Cancelled	(195,000)	$0.202
Balance, December 31, 1999	923,000	$0.204

Subsequent to December 31, 1999, 445,000 stock options expired unexercised, and on April 14, 2000, 712,000 stock options were granted to directors and employees, subject to regulatory approval.

(c) Share purchase warrants

During 1999, the price of 500,000 share purchase warrants was reduced from $1.00 to $0.22, with no change to the expiry date of August 25, 1999; 20,000 warrants were exercised at $0.22, and the balance of the warrants expired unexercised. At December 31, 1999, there were 1,750,000 share purchase warrants at $0.25, expiring on March 26, 2000. Subsequent to December 31, 1999, the expiry date of the warrants was extended to September 26, 2000.

6. Related party transactions and balances

Services rendered :		1999		1998
Lang Mining Corporation (a)	$	108,657	$	188,306
Legal fees (b)	$	7,680	$	2,853

Balances payable to (d):				
Lang Mining Corporation	$	16,321	$	25,131

(a) Lang Mining Corporation ("LMC") is a private company controlled by the President of the Company. LMC provides management services at a rate of $2,500 per month, and provides accounting, geological, and other services at cost plus 15% until February 1, 2001. During the year, 578,993 common shares were issued in exchange for $86,849 in debt owing to LMC.

(b) Legal fees were paid to a law firm of which a director is a partner.

(c) The Company's investments include shares of companies with which two of the directors of the Company are associated.

(d) Balances payable are included in accounts payable and accrued liabilities on the balance sheets. These amounts are non-interest bearing and due on demand.

7. Income taxes

The Company has non-capital losses of approximately $1,370,000 available to reduce future years' taxable income in Canada, which expire between 2000 and 2006. The benefits of these losses carried forward are not reflected in the accounts of the Company.

8. Comparative figues

Certain comparative figures have been reclassified to comply with the current year's disclosure.

Suite 1610 - 777 Dunsmuir Street
Vancouver, BC, Canada V7Y 1K4
P.O Box 10435
Tel (604) 687-4622
Fax (604) 687-4212
Toll Free: 1-888-267-1400
Website: www.sultanminerals.com

Sultan Minerals Inc. SUL-cdnx